Exhibit 99.3

Security Class Holder Account Number Black or Blue pen preferred. Print in CAPITAL letters inside the boxes. Fold Proxy Form - Annual Meeting of Shareholders to be held on April 4, 2023 Notes to Proxy Form 1. Every shareholder has the right to appoint a proxyholder, who need not be a shareholder, to attend, vote and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons designated in this form of proxy, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the shareholder is a corporation, the proxy should be signed by its duly authorized officer(s). Signatories on behalf of a corporation, trust, estate or under power of attorney or similar authority should specify the capacity in which they sign. Documentation may be required evidencing authority. 3. This form of proxy revokes any proxy previously given with respect to the meeting. 4. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder. 5. The shares represented by a properly executed proxy will be voted for or against or withheld from voting or the shareholder may vote to abstain, as applicable, in each case as instructed by the shareholder. This form of proxy confers discretionary authority on the proxyholder to vote as they wish in respect of each matter set forth herein if no choice is specified and in respect of any amendments or other matters that may properly come before the meeting. Unless otherwise specified, the proxyholders designated by management in this form of proxy will vote FOR items 1, 2 and 3 and AGAINST items 4 and 5. 6. If you mark the ABSTAIN box, you are directing your proxy to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results. Fold 7. This form of proxy should be read with the Notice of Meeting and Management Proxy Circular. METHOD OF VOTING To Vote by Mail Complete, sign and date the reverse hereof. Return this Proxy in the envelope provided or to Computershare Trust Company of Canada100 University Avenue, 8th floor Toronto, Ontario M5J 2Y1 To Vote Using the Internet Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. To Receive Documents Electronically You can enroll to receive future shareholder communications electronically by visitingwww.investorcentre.com. Proxies must be received by 9:00 a.m. (Eastern), March 31, 2023. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER (R) Registered trademark of The Bank of Nova Scotia. 017BN40001 01V1XD

This Proxy is solicited by and on behalf of Management of The Bank of Nova Scotia. Appointment of Proxyholder The undersigned holder of common shares of The Bank of Nova Scotia hereby appoints: Aaron W. Regent, Chair of the Board, or failing him, L. Scott Thomson, President and Chief Executive Officer OR Print the name of the person you are appointing instead of the foregoing as proxyholder of the undersigned, with the power of substitution, to attend the meeting, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Shareholders of The Bank of Nova Scotia to be held on April 4, 2023 at 9:00 AM (Eastern) and any adjournment(s) thereof, as directed herein if a choice is specified by the undersigned or, if no choice is specified, as the proxyholder sees fit, and with authority to act in the proxyholders discretion in respect of such amendments or variations and other matters as may properly come before the meeting. Note: If you are completing the appointment box above and your proxyholder intends to attend the annual meeting online, YOU MUST go tohttp://www.computershare.com/BNS and provide Computershare with the name and e-mail address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the meeting. This user name will allow your proxyholder to log in and vote at the meeting, using the password bns2023. Without a user name, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. Fold The Directors recommend shareholders vote FOR items 1, 2 and 3 below: 1. Election of Directors For Withhold Nora A. Aufreiter Guillermo E. Babatz Scott B. Bonham For Withhold Daniel (Don) H. Callahan W. Dave Dowrich Lynn K. Patterson For Withhold Michael D. Penner Una M. Power Aaron W. Regent For Withhold Calin Rovinescu L. Scott Thomson Benita M. Warmbold 2. Appointment of KPMG LLP as auditors For Withhold 3. Advisory vote on non-binding resolution on executive compensation approach For Against Fold Shareholder Proposals (set out in the Management Proxy Circular) The Directors recommend shareholders vote AGAINST the Shareholder Proposals below: 4. Shareholder Proposal 1 For Against Abstain 5. Shareholder Proposal 2 Shareholder Signature(s) - Sign Here - This section must be completed. Signature(s) Quarterly Report Request Mark this box if you WANT to receive (or continue to receive) Quarterly Financial Statements and MD&A by mail. If you do not mark this box and return this form, Quarterly Reports will not be sent to you in 2023. Annual Report Waiver Mark this box if you do NOT want to receive the Annual Financial Statements and MD&A. If you do not mark this box and return this form, the Annual Report will continue to be sent to you. Day Month Year Management Proxy Circular Request Mark this box if you WANT to receive the Management Proxy Circular (MPC) by mail. If you do not mark this box and return this form, the MPC will not be sent to you in 2024. BNSQ 347963 AR2 01V1YE